UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FUSA Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36112Y203

(CUSIP Number)

Jenifer Osterwalder, 701 Fifth Avenue, Suite 4200, Seattle, WA
98104, Tel 888-366-6115

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36112Y203

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Jenifer Ostewalder

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

7.
Sole Voting Power     13,934* Consists of 10,600 shares directly owned and options to purchase 3,334 shares that are not presently exerciseable.  600 shares were acquired by the reporting person as a founder of FUSA Technology Investment Corporation, which was acquired by the registrant in March, 2005.  The 600 shares were issued in the context of this acquistion.  10,000 shares were acquired on July 9, 2010 at $1.00 per share, for a total of $10,000, in exchange for $10,000 worth of debt owed by FUSA to Jenifer Osterwalder.

Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9. Y	Sole Dispositive Power 13,934* Consists of 10,600 shares directly owned and options to purchase 3,334 shares that are not presently exerciseable.
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,934* Consists of 10,600 shares directly owned and options to purchase 3,334 shares that are not presently exerciseable.

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) []

13.	Percent of Class Represented by Amount in Row (11) 24.2%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.0001 par value of FUSA Capital Corporation., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 701 Fifth Avenue, Suite 4200, Seattle, WA.

Item 2. Identity and Background

(a)	Name:	Jenifer Osteralder

(b)	Business Address:	701 Fifth Avenue, Suite 4200, Seattle, WA

(c)	Present Principal Occupation:	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of the Issuer.

(d)	Disclosure of Criminal Proceedings:	Ms. Osterwalder has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Ms. Osterwalder has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Ms. Osterwalder is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Ms. Osterwalder was an owner of shares in FUSA Technology Investments Corp. ("FTIC"), a private company in which she purchased shares with personal funds.  FTIC was acquired by FUSA Capital Corporation in March, 2005.  As a result of this acquisition, Ms. Osterwalder received 600 shares of FUSA Capital Corporation in exchange for her FTIC stock.   Subsequently, Ms. Osterwalder was also issued options to acquire 3,334 shares to acquire FUSA which are not currently exercisable.  10,000 shares of common stock were acquired by Ms. Osterwalder on July 9, 2010 at $1.00 per share, for a total of $10,000, in exchange for $10,000 worth of debt owed by FUSA to Jenifer Osterwalder.  The source of these funds advanced on behalf of FUSA was personal.

Item 4. Purpose of Transaction

The purpose of the transaction listed above in which Ms. Osterwalder acquired 10,000 shares of the registrant on July 9, 2010 was to reduce the outstanding amount of indebtedness to Ms. Osterwalder by the corporation.

Item 5. Interest in Securities of the Issuer

Ms. Osterwalder beneficially owns a total of 13,934 shares of the Issuer’s common stock as follows:

(a) Ms. Osterwalder owns 10,600 shares directly owned and options to purchase 3,334 shares that are not presently exerciseable.

(b) Ms. Osterwalder has sole voting and dispositive power as to the 13,934 shares she owns and/or has the right to acquire.

(c) Ms. Osterwalder was an owner of shares in FUSA Technology Investments Corp. ("FTIC"), a private company in which she purchased shares with personal funds.  FTIC was acquired by FUSA Capital Corporation in March, 2005.  As a result of this acquisition, Ms. Osterwalder received 600 shares of FUSA Capital Corporation in exchange for her FTIC stock.   Subsequently, Ms. Osterwalder was also issued options to acquire 3,334 shares to acquire FUSA which are not currently exercisable.  10,000 shares of common stock were acquired by Ms. Osterwalder on July 9, 2010 at $1.00 per share, for a total of $10,000, in exchange for $10,000 worth of debt owed by FUSA to Jenifer Osterwalder.  The source of these funds advanced on behalf of FUSA was personal.  Ms. Osterwalder has been a director and the President, Chief Executive Officer and Principal Financial and Accounting Officer of the Issuer since March 7, 2005.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Form 8-K filed with the Securities and Exchange Commission on or about March 9, 2005, and to the Form 8-K filed on or about July 16, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2010

/s/ Jenifer Osterwalder
Jenifer Osterwalder Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)